UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: March 17, 2015 to April 29, 2015

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Total quarterly ex-dividend dates for dividend 2016, France

EX 99.2:	2014 Annual Reports, France

EX 99.3:	Total completes $1 billion of onshore divestments, Nigeria

EX 99.4:	1st specialized Oil & Gas MOOC launched by IFP School with the support of Total, France

EX 99.5:	Total’s French Refining Roadmap: Upgrade Donges and Transform La Mède, France

EX 99.6:	1Q15 Results, France

EX 99.7:	Total announces its first quarter 2015 interim dividend, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: April 30, 2015	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL
Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: France: Total quarterly ex-dividend dates for dividend 2016 (March 26, 2015)

•	EXHIBIT 99.2: France: 2014 Annual Reports (March 26, 2015)

•	EXHIBIT 99.3: Nigeria: Total completes $1 billion of onshore divestments (March 30, 2015)

•	EXHIBIT 99.4: France: 1st specialized Oil & Gas MOOC launched by IFP School with the support of Total (March 30, 2015)

•	EXHIBIT 99.5: France: Total’s French Refining Roadmap: Upgrade Donges and Transform La Mède (April 16, 2015)

•	EXHIBIT 99.6: France: 1Q15 Results (April 28, 2015)

•	EXHIBIT 99.7: France: Total announces its first quarter 2015 interim dividend (April 28, 2015)